Exhibit 12.1

HESS CORPORATION AND CONSOLIDATED SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	SIX MONTHS ENDED JUNE 30,	YEARS ENDED DECEMBER 31,
	2016	2015	2014	2013	2012	2011
Earnings
Consolidated income / (loss) from continuing operations before income taxes	$(1,512)	$(4,258)	$2,436	$4,601	$3,337	$2,272
Add: Fixed charges (excluding capitalized interest)	205	425	374	488	517	499
Add: Amortization of capitalized interest	17	61	26	25	30	39
Add: Distributed earnings of equity investees	—	—	—	3	11	9
Less: (Earnings) / losses of equity investees	—	40	84	(17)	(12)	1,068
Less: Pretax noncontrolling interests in (income) loss of consolidated subsidiaries with no fixed charges	—	—	—	(177)	(23)	(26)

Total earnings (deficit)	$(1,290)	$(3,732)	$2,920	$4,923	$3,860	$3,861

Fixed Charges
Interest expense (a)	$170	$341	$323	$416	$429	$391
Interest capitalized	29	45	76	60	28	13

Total interest incurred (including amortization of debt discount)	199	386	399	476	457	404
Portion of rent expense representative of interest (b)	35	84	51	72	88	108

Total fixed charges	$234	$470	$450	$548	$545	$512

Ratio of Earnings to Fixed Charges	(d )	(c )	6.5	9.0	7.1	7.5

(a)	Includes amortization of debt issue costs and discounts or premiums, and excludes interest expense on FIN 48 liabilities included as a component of income tax expense.
(b)	Represents management’s estimate of the interest portion of rent expense.
(c)	The earnings to fixed charges ratio for 2015 was less than one. The deficiency to achieve a ratio of one was $4,202 million that is comprised of a deficit of $3,732 million and fixed charges of $470 million.
(d)	The earnings to fixed charges ratio for the six-months ended June 30, 2016 was less than one. The deficiency to achieve a ratio of one was $1,524 million that is comprised of a deficit of $1,290 million and fixed charges of $234 million.